200 Park Avenue New York, NY 10166 T +1 212 294 6700 F +1 212 294 4700

October 25, 2016

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Silgan Holdings Inc.
Schedule TO-I
Filed October 17, 2016
File No. 005-53165

Dear Mr. Duchovny:

On behalf of Silgan Holdings Inc. (the “Company”), set forth below are the Company’s responses to the comments contained in your letter, dated October 24, 2016, regarding the Company’s Schedule TO-I, filed on October 17, 2016. For ease of reference, we have repeated each comment contained in your letter in bold italicized text preceding our response.

Offer to Purchase

1.	You disclose on pages 12 and 22 that in the event you have to prorate the shares tendered you do not expect to commence payment for any shares purchased to the offer until approximately seven business days after the expiration date. We do not believe such payment would be “prompt” payment pursuant to Rule 13e-4(f)(5) or Rule 14e-1(c). Please revise.

Response:

We have deleted the following sentence from page 12: “In such cases, it could be approximately seven business days after the expiration date before we are able to commence payment for the tendered shares.” We have inserted in its place the following sentence: “However, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date.”

We have deleted the last sentence that appeared on page 22 in its entirety, since we note that the first sentence of that paragraph already states: “In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date.”

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 25, 2016

Other Plans or Proposals, page 15

2.	You disclose on page 15 that you do not have “definitive” plans or proposals to conduct certain activities. Item 1006(c) of Regulation M-A does not limit your disclosure obligations to definitive plans or proposals; instead it requires disclosure of any such plans or proposals. Please revise.

Response:

We have deleted the word “definitive” appearing before “plans or proposals” in the two places it appeared on page 15.

If you have any questions regarding this letter, please feel free to contact me at (212) 294-6721.

Very truly yours,

/s/ Robert J. Rawn

Robert J. Rawn

cc:	Frank W. Hogan, III, Silgan Holdings Inc.